BART AND ASSOCIATES, LLC

Attorneys at Law

May 5, 2015

Via SEC Edgar Submission

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Scor International Foods, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initial Form S-1 Filed: April 3, 2015
File No. 333-203239

Dear Mr. Schwall:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Answer to Comment 1: The Company has informed me that there have been no written communications presented to any potential investors related to this offering by the Company or anyone authorized to present communications on its behalf.

Comment 2: At page 5, you disclose that as of the most recent fiscal year end, you had no assets and have earned no revenues. You state (at page 21) that you are a development stage company “that plans to provide value added, meaning prepackaged, ethnic food products.” At page 22 you disclose that you have no suppliers and that you have no publicly announced new products or services. Finally, at page 28, you concede that you “have not begun our planned principal operations.”

Nonetheless, your filing includes many disclosures inconsistent with this information.

Please revise your prospectus to ensure that it provides complete and accurate information regarding your company and the status of its current and planned operations.

Some examples of incomplete or inconsistent disclosures which do not appear to reflect your business include the following:

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

May 5, 2015

•	References at page 3 and elsewhere to continuing to expand your “product line” and your “current geographic customer base”;
•	Risks related to “marine life” regulations (page 8), sustaining your “market position”(page 9), and the business insurance policies you purportedly maintain (page 11);
•	“[T]he Company has never experienced a contamination problem in its products” (page 11);
•	“We are engaged in the business of providing value-added production,” etc., “source ingredients from all over the world,” and “provide saucing, breading … and retail and foodservice packaging” (pages 21 and 27, underlining added);
•	“Our revenue model is based on selling our current products” and “we have developed a loyal customer base that is growing” (page 22); and
•	“Operating revenues are expected to be significant in fiscal year 2015” (page 28).

Answer to Comment 2: The language in the amended registration statement now clarifies the inconsistencies described in Comment 2.

Comment 3: Despite having only one officer/director/part-time employee (see page 23 and elsewhere), you refer on the cover page and elsewhere to your multiple officers and directors (including the page 32 reference to two directors) and to “personnel dedicated solely to sales and marketing” (page 11). Moreover, at page 21 you assert that your “revenue stream will be sufficient to fund [your] operations over the next twelve months,” despite disclosing at page 29 (underlining added) that your “current working capital position, together with our expected cash flows from operations will be insufficient to fund our operations … for at least the next twelve months.” Please eliminate all such inconsistent disclosure.

Answer to Comment 3: The inconsistencies listed in Comment 3 have been removed in the amended registration statement, and all references to multiple officers and directors have been removed.

Comment 4: It appears that you are a shell company given that you have had no operations and have no assets. See Securities Act Rule 405. Please revise your disclosure accordingly including disclosing the consequences of that status, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity of your securities. Lastly, please include related risk factor disclosure. If you do not concur that you are a shell company, please tell us why.

Answer to Comment 4: The Company does not believe it is a shell company. Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets. Based on the fact that the company is actively and aggressively pursuing its business plan, which is to provide production in the Ethnic Food manufacturing and distribution industry, the company believes that is has operations that are not “nominal”. Additionally, the Company is actively seeking processing facilities and brands to acquire. Due to the fact that the company is actively pursuing its business plan in an effort to grow and generate revenue, the company does not believe that its operations can be considered “nominal”, and for that reason the company does not believe that it is, or has ever been, a “shell company”.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

May 5, 2015

Use of Proceeds, page 16

Comment 5: Please revise this section to provide further clarity on the difference between “Marketing and Business Development” and “Business Expansion and potential acquisitions.” We note that both categories include the development and purchase of additional varieties of food products.

Answer to Comment 5: The Use of Proceeds section has been revised to clarify the difference between the Use of Proceeds categories.

Description of Property, page 24

Comment 6: Describe who provides the company with the rent free office space in Toronto and whether there is any agreement related to the provision of the space. Also explain to us why you show this same address for Mr. Bradley, when the filing by Atlantica Seafoods Company, Inc. in January 2015 (SEC file no. 333-201757) provides a Seattle address for him (at page 39).

Answer to Comment 6: The owner of the office space has been disclosed in the amended disclosure statement. As for the office address for Mr. Bradley, Scor International Foods is planning to develop its operations in the Toronto Area. Atlantica Seafoods Company, Inc. plans to pursue its operations on the West Coast. Mr. Bradley will be present in the Toronto office for Scor International Foods while he is negotiating transactions in the Toronto area. For Atlantica Seafoods Company, Inc., Mr. Bradley will be using the Seattle office for negotiations on the west coast.

Director, Executive Officers, Promoters and Control Persons, page 32

Background Information about our Officers and Directors, page 32

Comment 7: Please revise the biography of Mr. Bradley on page 32 to present without gaps or ambiguities his principal occupations and employment during the past five years. Include the name and principal business of any corporation or other organization that employed Mr. Bradley. For example, provide the dates during which Mr. Bradley was employed by Chef’s Depot LLC, Ocean to Ocean Inc., and Ocean Gourmet Foods, and describe the business of each of these organizations. Refer to Item 401(e) of Regulation S-K.

Answer to Comment 7: A revised biography for Mr. Bradley has been added to the amended registration statement.

Comment 8: We also note that the registration statement on Form S-1 filed on January 29, 2015 by Atlantica Seafoods Company, Inc. identifies Mr. Bradley as its chief executive officer. Please advise or revise this section to disclose his employment with Atlantica Seafoods Company, Inc. Furthermore, please disclose the number of hours per week Mr. Bradley expects to devote to your business, and clarify whether he is based in Seattle or Toronto.

Answer to Comment 8: The additional disclosure for Mr. Bradley has been added to the amended registration statement, and the number of hours per week have been included in the revised biography.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

May 5, 2015

Security Ownership of Certain Beneficial Owners and Management, page 34

Comment 9: Expand the tabular disclosure to provide Mr. Corvese’s address, as Item 403(a) of Regulation S-K requires.

Answer to Comment 9: Mr. Corvese’s address has been added to the revised disclosure statement.

Exhibits

Comment 10: Exhibit 3.1.1 was electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. Refer to Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (April 2015), and Item 301 of Regulation S-T.

Answer to Comment 10: Exhibit 3.1 has been refiled with the amended disclosure in a searchable format.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for Scor International Foods, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com